UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
______________________________________________________
FORM 11-K
______________________________________________________
(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to   _______
Commission file number 1-8344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

L Brands, Inc. 401(k)
Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

L Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Financial Statements and Supplemental Schedule L Brands, Inc. 401(k) Savings and Retirement Plan Years Ended December 31, 2019 and 2018 With Report of Independent Registered Public Accounting Firm

L Brands, Inc. 401(k) Savings and Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator
of L Brands, Inc. 401(k) Savings and Retirement Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of L Brands, Inc. 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2003.
June 24, 2020
Grandview Heights, Ohio

L Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments at fair market value	$1,395,911,857	$1,146,079,542
Investments at contract value	145,275,639	141,509,576
Total investments	1,541,187,496	1,287,589,118

Receivable for contributions from employer	46,251,859	45,251,269
Receivable for contributions from participants	4,075	8,242
Total receivable	46,255,934	45,259,511

Cash	60,078	78,025
Due from brokers	312,648	667,875
Accrued other earnings	90,741	96,689
Accrued interest and dividends	8,234	13,984
Total assets	1,587,915,131	1,333,705,202

Liabilities
Due to brokers	372,174	321,074
Administrative expenses payable	447,165	431,088
Total liabilities	819,339	752,162
Net assets available for benefits	$1,587,095,792	$1,332,953,040

See accompanying notes.

L Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2019	2018
Additions:
Investment income:
Net appreciation/(depreciation) in fair value of investments	$226,078,073	$(207,473,328)
Dividends and interest from investments	20,257,750	22,646,577
Total investment income/(loss)	246,335,823	(184,826,751)

Contributions:
Employer	78,724,408	75,554,511
Participant deferrals	58,360,430	54,865,978
Participant rollovers	6,151,395	5,903,774
Total contributions	143,236,233	136,324,263

Total additions	389,572,056	(48,502,488)

Deductions:
Distributions to participants	133,227,202	120,210,812
Administrative expenses	2,202,102	2,120,350
Total deductions	135,429,304	122,331,162

Net increase/(decrease)	254,142,752	(170,833,650)

Net assets available for benefits:
Beginning of year	1,332,953,040	1,503,786,690
End of year	$1,587,095,792	$1,332,953,040

See accompanying notes.

L Brands, Inc. 401(k) Savings and Retirement Plan
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
1. Description of the Plan
General
The L Brands, Inc. 401(k) Savings and Retirement Plan (the “Plan”) is a defined contribution plan covering eligible employees of L Brands, Inc. and its affiliates (the “Employer”). The following description of the Plan provides only general information. Participants should refer to the Plan document (as amended and restated effective as of October 1, 2011) for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Eligibility
Employees become eligible to participate in the Plan upon becoming at least 21 years of age and either (1) a full-time employee, or (2) a part-time employee having completed a year of employment with 1,000 or more hours of service. All employees eligible to participate in the Plan must complete a year of employment with 1,000 or more hours of service to become eligible for Employer contributions.
Contributions
Employer contributions
The Employer provides a matching contribution of 100% of each eligible participant’s voluntary contributions up to 4% of annual eligible compensation.
The Employer also provides a non-elective contribution (the “Annual Contribution”) equal to a percentage of annual eligible compensation to all eligible participants regardless of the employees’ elections who were one of the following:

•	Employed on the last day of the Plan year, and had completed 1,000 hours of service during the Plan year

•	Involuntarily terminated without cause during the Plan year

•	Voluntarily terminated during the Plan year, and as of the last day of the Plan year were age 55 or above and had a minimum of seven years of vested service
Annual Contributions are determined based on each participant’s annual eligible compensation and accumulated years of vested service as follows:

Years of Vested Service	Earnings up to Social Security Wage Base	Earnings above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%
Annual eligible compensation used to determine Employer contributions is based on each participant’s qualified plan compensation less any compensation received prior to initially becoming eligible for Employer contributions, and is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual compensation limit was $280,000 and $275,000 for the years ended December 31, 2019 and 2018, respectively.
Participant voluntary contributions
Participants may elect to make voluntary tax-deferred contributions up to 75% of annual eligible compensation up to the maximum contribution permitted under Section 402(g) of the Code adjusted annually ($19,000 for the year ended December 31, 2019 and $18,500 for the year ended December 31, 2018). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.
Plan participants who will be age 50 or greater at the end of the Plan year, and whose contributions to the Plan reach the maximum amount allowed by the Plan are eligible to make voluntary “catch-up” contributions to the Plan. Catch-up contributions are limited to the maximum permitted under Section 414(v) of the Code adjusted annually ($6,000 for the years ended December 31, 2019 and 2018). Catch-up contributions are not eligible for Employer matching contributions.
Investment Options
Both the Employer and participant contributions are directed solely through each participant’s election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan Retirement Committee periodically reviews and may make changes to the investment choices available.
The Plan’s investment alternatives as of December 31, 2019 include mutual funds, collective trust funds, a pooled account of the Employer’s common stock, a pooled account of synthetic investment contracts, and self-directed brokerage accounts.
If a participant makes no investment fund election, all contributions made into such participant’s account are invested into the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate T. Rowe Price Retirement target date fund, selected based on the participant’s date of birth.
Participant Accounts
Each participant’s account is credited with the participant’s and Employer’s contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.
Vesting
Participants are fully and immediately vested in all voluntary, rollover, and Employer matching contributions. Participants become vested in the Annual Contribution during their first six years of vested service as follows:

Years of Vested Service	Percentage
Less than 2 years	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%
Employees hired on or after January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 1,000 hours of service. Employees hired prior to January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 500 hours of service.
Payment of Benefits
The full value of a participant’s account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, becomes payable. Terminated participants whose vested account balances are greater than $1,000 are permitted to keep their accounts invested in the Plan.
Terminated participants age 70½ or greater are required to take minimum annual distributions, in accordance with Section 401(a)(9) of the Code. Minimum annual distributions are also required for participants who are 5% owners (as defined in Section 416 of the Code).
Qualifying, actively-employed participants may elect to withdraw all or a portion of their vested account balances through specified in-service distribution alternatives.
Participants whose benefit payments include amounts invested in the pooled account of Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares.
Participants may elect to receive their benefit payments from the Plan or have such benefits paid directly to an eligible retirement plan.

Amounts Withdrawn from the Plan
Amounts withdrawn from the Plan but not yet paid were $2,342,822 and $604,421 as of December 31, 2019 and December 31, 2018, respectively.
Forfeitures
Forfeitures are used to reduce the Employer’s contributions to the Plan. Forfeitures were $3,379,107 and $3,219,824 for the years ended December 31, 2019 and 2018, respectively. There were no unused forfeitures at December 31, 2019 or 2018.
Administrative Expenses
Plan participants pay administrative expenses of the Plan through fees deducted directly from participant accounts on a per-participant basis. Revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee are not used to pay the Plan’s administrative expenses, but rather are credited into the accounts of the participants invested in the respective investment funds which generated such amounts. Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements.
Revenue sharing and sub-transfer fees received by the Plan from its investment funds are credited directly into the Plan’s trust accounts and are reported in the Plan’s financial statements within dividends and interest from investments.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, as required by Accounting Standards Codification (“ASC”) 962, Plan Accounting - Defined Contribution Pension Plans, including investment valuation and income recognition. The Plan year is January 1 through December 31.
Use of Estimates
The Plan prepares its financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”), which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Risks
The Plan provides for the various investment options as described in Notes 1, 3 and 4. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could have a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
Investment Valuation and Income Recognition
Investments (except for fully benefit-responsive investment contracts, which are reported at contract value) are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
The Plan’s synthetic fully benefit-responsive investment contracts are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and funds used to pay administration expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments
Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.
Benefit Payments
Benefits are recorded when paid.

Recently Issued Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Management is currently assessing the timing and impact of adopting the updated provisions.
3. Fair Value Measurements
The authoritative guidance included in ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted market prices in active markets for identical assets or liabilities.

•
Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2019 and 2018.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trusts (“CCTs”): are valued utilizing the respective net asset values as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. There are no restrictions as to the redemption of these investments, nor does the Plan have any contractual obligations to further invest in any of these CCTs.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018. The Plan’s investments are held by Wells Fargo Bank, N.A., trustee of the Plan.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Employer common stocks	$70,051,793	$—	$—	$70,051,793
Mutual funds	686,392,774	—	—	686,392,774
Self-directed accounts	19,862,137	—	—	19,862,137
Total assets at fair value	$776,306,704	$—	$—	$776,306,704
Common collective trust (a)				619,605,153
Investments at fair value				$1,395,911,857

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Employer common stocks	$96,334,196	$—	$—	$96,334,196
Mutual funds	562,584,311	—	—	562,584,311
Self-directed accounts	15,998,702	—	—	15,998,702
Total assets at fair value	$674,917,209	$—	$—	$674,917,209
Common collective trust (a)				471,162,333
Investments at fair value				$1,146,079,542

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

4. Fully Benefit-Responsive Investment Contracts
Nature of Investment Contracts
The Plan, under its Stable Value Fund investment option, holds a portfolio of synthetic investment contracts (SIC). These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.

	2019	2018
Synthetic Investment Contracts	$145,275,639	$141,509,576

In a SIC structure, the underlying investments are owned by the Plan and held in trust for Plan participants. The Plan enters into wrapper contracts from third-party insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by the Plan). The wrapper contract provides that the adjustments to the interest crediting rate will not result in future interest crediting rates that are less than zero. These wrapper contracts are designed to insulate the Plan from investment losses as a result of movements in interest rates. However, they generally do not protect the Plan from loss if a wrapper provider defaults. A default by the wrapper provider on its obligation could result in a decrease in the value of the Plan’s assets.

In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments, including accrued interest, the wrapper provider becomes obligated to pay the difference to the Plan in the event that Plan redemptions result in total contract liquidation. In the event that there are partial Plan redemptions that would otherwise cause the contract’s crediting rate to fall below 0%, the wrapper provider is obligated to contribute to the Plan an amount necessary to maintain the contract’s crediting rate at a minimum of 0%. The circumstances under which payments are made and the timing of payments between the Plan and the wrapper provider may vary based on the terms of the wrapper contract.
Events That Limit the Ability of the Plan to Transact at Contract Value
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer’s election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. While the Employer does consider that the spin-off or sale of an affiliate is possible, they do not consider these or other events to limit the ability of the Plan to transact at contract value to be probable of occurring.
Issuer-Initiated Contract Termination
Wrapper contracts generally are evergreen contracts that contain termination provisions. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, failure to make fee payments to the issuer, determination that any of the transactions are or will become prohibitive and material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a guaranteed investment contract, at the hypothetical market value based upon a contractual formula).
5. Tax Status
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated September 27, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has subsequently been amended, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress.
6. Plan Administration
The Retirement Plan Committee is the Plan’s administrator, having been appointed by the Board of Directors of the Employer.
7. Plan Termination
Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. L Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.
8. Related Party and Parties-in-Interest Transactions
Wells Fargo Bank, N.A., trustee of the Plan, its subsidiaries, and affiliates maintain and manage certain investments of the Plan, for which the Plan is charged investment expenses. The Plan also invests in the common stock of the Employer.

9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$1,587,095,792	$1,332,953,040
Amounts allocated to withdrawing participants	(2,342,822)	(604,421)
Net assets available for benefits per Form 5500	$1,584,752,970	$1,332,348,619

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2019
Benefits paid to participants per the financial statements	$133,227,202
Amounts allocated to withdrawing participants:
At December 31, 2019	2,342,822
At December 31, 2018	(604,421)
Benefits paid to participants per Form 5500	$134,965,603
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.
10. Subsequent Events
The 2019 novel coronavirus (or “COVID-19”) has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. Following the COVID-19 outbreak in January 2020, the values and investment securities have been volatile. These economic and market conditions and other effects of the COVID-19 outbreak on the Plan’s participants’ account balances and the amounts reported in the 2019 statement of financial condition cannot be predicted at this time.
Effective June 1, 2020 the SARP Stable Value Fund was replaced with the Invesco Stable Value Trust B1. The Invesco Stable Value Trust B1 has the same fund objective (preservation of principle) but provides a lower-cost investment option in the plan.

Supplemental Schedule

L Brands, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	Common Stock
*	L Brands, Inc.	Common Stock - 3,865,993 - shares	$70,051,793

	Collective Funds
	T. Rowe Price Retirement 2005 Trust	Collective Fund - 83,450 - units	1,379,421
	T. Rowe Price Retirement 2010 Trust	Collective Fund - 379,180 - units	6,578,777
	T. Rowe Price Retirement 2015 Trust	Collective Fund - 99,793 - units	1,855,143
	T. Rowe Price Retirement 2020 Trust	Collective Fund - 692,769 - units	14,652,056
	T. Rowe Price Retirement 2025 Trust	Collective Fund - 2,577,984 - units	51,353,432
	T. Rowe Price Retirement 2030 Trust	Collective Fund - 5,874,662 - units	130,769,966
	T. Rowe Price Retirement 2035 Trust	Collective Fund - 1,347,708 - units	31,132,064
	T. Rowe Price Retirement 2040 Trust	Collective Fund - 7,274,072 - units	172,395,508
	T. Rowe Price Retirement 2045 Trust	Collective Fund - 1,955,557 - units	46,640,024
	T. Rowe Price Retirement 2050 Trust	Collective Fund - 3,502,027 - units	83,488,320
	T. Rowe Price Retirement 2055 Trust	Collective Fund - 2,552,684 - units	60,115,567
	T. Rowe Price Retirement 2060 Trust	Collective Fund - 1,257,013 - units	19,244,875

	Mutual Funds
	Vanguard Institutional Index Fund	Mutual Fund - 807,091 - shares	234,258,048
	Dodge & Cox Stock Fund	Mutual Fund - 537,139 - shares	104,076,129
	Artisan International Investor Shares	Mutual Fund - 1,849,995 - shares	61,530,821
	PRIMECAP Odyssey Growth Fund	Mutual Fund - 2,505,091 - shares	102,558,414
	Vanguard Total Bond Market Index Fund	Mutual Fund - 798,306 - shares	8,821,280
	Metropolitan West Total Return Bond Fund	Mutual Fund - 4,470,667 - shares	48,864,392
	Vanguard Mid-Cap Index Fund	Mutual Fund - 1,602,832 - shares	78,122,054
	Vanguard Total International Stock Index Fund	Mutual Fund - 128,254 - shares	15,322,484
	Vanguard Small-Cap Index Fund	Mutual Fund - 341,664 - shares	27,117,875
*	Wells Fargo Government Money Market fund	Mutual Fund - 686,150 - shares	686,150

	Other
	Self Directed Brokerage Accounts		19,862,137

	Pooled Stable Value Fund
*	Wells Fargo Government Money Market fund	Mutual Fund - 5,035,127 - shares	5,035,127

L Brands, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year) (continued)
December 31, 2019

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Synthetic Contracts and Underlying Investments
	Voya Financial	Contract Wrapper - 2.51%	(408,025)
	Transamerica Premier Life Insurance Company	Contract Wrapper - 2.57%	(539,986)
	Pacific Life Insurance	Contract Wrapper - 2.60%	(472,216)
	Prudential Ins Co	Contract Wrapper - 2.66%	(626,928)
	American General Life	Contract Wrapper - 2.63%	(477,991)
	Invesco Short Term Bond Fund	Collective Fund - 39,782,477 - units	70,876,541
	Jennison Intermediate Fund	Collective Fund - 7,341,157 - units	15,410,733
	Invesco Intermediate Fund	Collective Fund - 6,846,226 - units	15,407,658
	Invesco Core Fixed Income Fund	Collective Fund - 3,804,065 - units	7,653,924
	PIMCO Intermediate Fund	Collective Fund - 2,788,558 - units	7,704,716
	Dodge & Cox Core Fixed Income Fund	Collective Fund - 5,744,798 - units	7,684,265
	Loomis Sayles Intermediate Fund	Collective Fund - 4,071,188 - units	7,689,382
	PIMCO Core Fixed Income Fund	Collective Fund - 3,727,119 - units	7,674,696
	Loomis Sayles Core Fixed Income Fund	Collective Fund - 4,031,073 - units	7,698,870

			$1,541,187,496

	Note: Column (d) omitted for participant-directed investments.
	* Represents a party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L Brands, Inc. 401(k) Savings and Retirement Plan

Date: June 24, 2020	By:	/s/ WENDY C. ARLIN
Wendy C. Arlin
Senior Vice President, Corporate Controller

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP